Filed by: IMH  Secured Loan Fund, LLC and IMH Financial Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Companies: IMH Secured Loan Fund, LLC and IMH Financial Corporation
Registration Statement Number: 333-164087
Registration Statement Number: 333-164087-01

The following is a letter sent by Investors Mortgage Holdings Inc., the manager of IMH Secured Loan Fund, LLC (the “Fund”), on behalf of the Fund to members of the Fund after the close of business on June 7, 2010 or thereafter:

YOUR VOTE IS IMPORTANT
PLEASE RETURN YOUR WHITE IMH CONSENT CARD TODAY

June 7, 2010
Dear Member of the Fund:

According to our latest records, we have not received your voting instructions for the proposals discussed in the definitive Consent Solicitation/Prospectus dated May 14, 2010.  Your vote is extremely important, regardless of how many membership units in the Fund you hold.  If you have voted your units prior to receipt of this mailing, please disregard this letter.

You may be confused by all the correspondence coming from IMH as well as an outside group, LGM Capital.  Please be aware that LGM is NOT AFFILIATED with either IMH or the Fund but they confusingly refer to themselves in phone calls and correspondence as the “Committee to Protect IMH Secured Loan Fund” or some variation thereof. Please be advised that LGM Capital intends to send you a blue consent card as a part of their campaign to replace IMH as the manager of your Fund.

DO NOT return the blue card if you are in favor of keeping IMH as your manager.  If you have inadvertently returned a blue consent card please ensure that you remit the enclosed IMH consent card immediately.  If you have misplaced your IMH consent card or you require further assistance, please contact IMH at the phone number listed below in order to ensure that your needs are satisfied.

Additionally, please note that if you do not vote your membership units in the consent solicitation, they will remain unvoted.  It is important to understand that if you abstain from voting on these proposals, you are essentially voting “no” to IMH’s plan, which may not be what you intended.  We need 51% of the Fund members to vote “YES” in order to move forward with the Conversion Transactions.  Therefore, a non-vote is as detrimental to achieving approval as a “no” vote.

We urge you to take a moment today and vote “FOR” the Conversion Transactions in order to prevent LGM from seizing control of your Fund.   Please sign, date and return the IMH consent card as soon as possible or, alternatively, you can vote via the Internet by visiting www.dfking.com/imh.

Please note the Fund has established June 14 as the final day for the Fund to receive your consent card and vote your membership units in the Fund (subject to earlier conclusion or extension of the consent solicitation).  If you have questions regarding this process, we have established a toll-free number with D.F. King & Co., Inc., our consent solicitor, at (800) 966-8932 to ensure that you receive prompt attention. Alternatively, you may always contact us directly in order to speak with an IMH representative at (800) 510-6445.

We sincerely thank you for your cooperation and continued support.

Sincerely

Shane Albers
Chairman and CEO

Important Additional Information for Investors and Stockholders

This communication may be deemed to be made in respect of the proposed conversion of IMH Secured Loan Fund, LLC (the “Fund) into IMH Financial Corporation and the exchange of all outstanding equity interest in Investors Mortgage Holdings Inc. (the “Manager”) and IMH Holdings, LLC (“Holdings”) for stock of IMH Financial Corporation and may be deemed solicitation material regarding these proposed transactions (the “Conversion Transactions”). In connection with the proposed Conversion Transactions, the IMH Financial Corporation and the Fund have filed a registration statement on Form S-4, including a preliminary consent solicitation statement/prospectus, with the U.S. Securities and Exchange Commission (“SEC”). The definitive consent solicitation statement/prospectus has been filed with the SEC and has been mailed to members of the Fund. SECURITYHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION/PROSPECTUS (AND ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE FUND, IMH FINANCIAL CORPORATION, THE MANAGER, HOLDINGS, AND THE PROPOSED CONVERSION TRANSACTIONS.

The Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of consents from the members of IMH Secured Loan Fund, LLC in respect of the proposed Conversion Transactions. Information regarding the Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers is included in the preliminary consent solicitation statement/prospectus filed with the SEC on May 10, 2010 and the definitive consent solicitation/prospectus, dated May 14, 2010, mailed to members of the Fund. Members can obtain more detailed information regarding the direct and indirect interests of directors and executive officers in the Conversion Transactions by reading the definitive consent solicitation statement/prospectus.

Members may obtain free copies of the consent solicitation /prospectus and other documents filed with the SEC at the SEC’s website at www.sec.gov, or at the Manager’s website at www.imhre.com. Such documents, as available, can also be obtained by directing a request to the Fund, Attention: Investor Relations, telephone: (480) 840-8400.

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Forward-Looking Statements

This communication contains certain forward-looking statements.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “should” and “would” or the negative of these terms or other comparable terminology.  The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Risk factors include, without limitation, (i) the risk that the economy and real estate and other markets will not improve, which could harm our ability to sell or dispose of the assets we own and the ability of our borrowers to pay obligations under, or repay our commercial mortgage loans on maturity or obtain take-out financing in a timely manner, on reasonable terms, or at all, which would harm our liquidity and operating results; (ii) the risk that we may not be able to complete an initial public offering and the lack of assurance that even if we completing a listing or initial public offering, an established and liquid trading market for IMH Financial Corporation common stock may not develop; (iii) the risks that if our liquidity continues to dissipate and we are unable to meet our obligations, we may be forced to sell certain of our assets for a price at or below the current book value of the assets, which could result in a loss,  (iv) the risks generally associated with the lending to, and ownership of, real estate related assets, including changing economic conditions, environmental risks, unforeseen statutory and regulatory changes, the cost of and ability to obtain insurance and risks related to developing and leasing of propertied, and (v) potential litigation associated with the Conversion Transactions,  all as more fully discussed with other risks that could cause results to differ from those suggested or intended in any forward-looking statements, under the heading entitled “Risk Factors” in the definitive consent solicitation/prospectus filed pursuant to Rule 424(b), our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2009, as amended, and subsequent Quarterly Reports on Form 10-Q and other filings with the SEC.  These forward-looking statements are made only as of the date hereof and we undertake no obligation, and disclaim any duty, to update or revise any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.